Exhibit 99.3

Report of the Board of Directors of Centerpulse AG following Zimmer’s public takeover offer, as per Art. 29 of the Federal Act on Stock Exchanges and Securities Trading and Art. 29-32 of the Ordinance of the Takeover Board on Public Takeovers

1                                          Background

On March 20, 2003 Smith & Nephew plc and Centerpulse AG (“Centerpulse”) announced that they had agreed the terms and conditions of a public exchange and takeover offer in the form of a combination agreement (the “Combination Agreement”). On April 16, 2003 the board of directors of Centerpulse (“Board”) issued a recommendation to accept Smith & Nephew’s offer. On April 25, 2003 Smith & Nephew Group plc (“Smith & Nephew”) issued an offer for all outstanding  shares of Centerpulse (the “Smith & Nephew Offer”).

On May 20, 2003 Zimmer Holdings, Inc. (“Zimmer”) published the pre-announcement of a competing public exchange and takeover offer for all outstanding shares of Centerpulse. Zimmer subsequently filed the competing public exchange and takeover offer on June 19, 2003 (the “Zimmer Offer”).   According to the timetable published by the Swiss Takeover Board, Smith & Nephew has until 18 August 2003 to improve its offer if it decides to do so. A third bidder would have to publish its offer by 31 July 2003. Such offer may not contain any condition other than an acceptance condition.

Swiss takeover law stipulates that the report of the board of directors of the target company must be published at the latest on the 15th trading day following the publication of an offer. For this reason this publication is made at this time, despite the fact that all facts and circumstances relevant for the final assessment of the offers are not yet known.

2                                          Opinion of the Board

The Board, together with management, has again analysed the short- and long-term prospects of Centerpulse as an independent enterprise and carefully evaluated, with a view to the market position of Centerpulse in certain key markets, the advantages of joining forces with a strategic partner, particularly with one of the bidders. The Board has, supported by an independent advisor, evaluated the strategic implications of the two offers from the perspective of all stakeholders. In addition, the Board has weighed the financial aspects of the offers with strategic and financial advisors and, together with external auditors and legal counsel, has conducted a due diligence review of Zimmer, comparable in scope and depth to that conducted on Smith & Nephew.

The Board has examined the Zimmer Offer, compared it to the Smith & Nephew Offer and, based on its analysis and after consultation with its advisors, has concluded that joining forces with either Smith & Nephew or Zimmer would be in the interests of Centerpulse, its customers, employees and shareholders. The Board has therefore decided that the bidder’s offer that constitutes the better value for Centerpulse’s shareholders should be recommended, as soon as such value can be sufficiently ascertained. This is currently not the case, as:

•                       the offers differ considerably in respect of conditionality,

•                       the value of both Zimmer’s and Smith & Nephew’s consideration is subject to fluctuation due to changes in the respective bidders’ share prices and currency exchange rates, and

•                       it is possible that either one or both of the offers may be increased.

The final recommendation with regard to the acceptance of an offer will therefore be made and published at a later stage. The Board, in the interest of Centerpulse, will, in accordance with its role and within the limitations of a regulated public takeover process, make an effort to receive final offers as quickly as possible, so as to provide shareholders, employees and customers with clarity as to Centerpulse’s future.

3                                          Potential Conflicts of Interest of Board Members and Management and Countermeasures

The Combination Agreement provides for Dr. Max Link, CEO and Chairman of the Board, and René Braginsky, member of the Board, to be proposed for election as members of the board of directors of Smith & Nephew Group plc and for a further three members of the Board to conclude temporary mandate agreements with Smith & Nephew plc following the combination. The terms and conditions of such mandates have not yet been set. There is no such agreement with Zimmer. The Zimmer Offer does, however, provide that each member of the Board will be required to make certain undertakings as to how the business of Centerpulse is to be managed until the new members of the Board (to be proposed by Zimmer and elected by an extraordinary shareholders’ meeting) may take up their office. No such statements have been provided by the current members of the Board as of the date of this report.

The members of the Board, with the exception of Dr. Max Link, are not entitled to any special severance payments. One half of the ordinary compensation of the Board members is payable after the first six months of this year, with the payment for the second half scheduled for December 2003.

René Braginsky is shareholder, delegate to the board of directors and CEO of InCentive Capital AG, a major shareholder of Centerpulse (see below). In his capacity as one of several shareholders of InCentive Capital AG René Braginsky, together with other shareholders of InCentive Capital AG, concluded an agreement with Smith & Nephew plc and Smith & Nephew Group plc under which Smith & Nephew plc and Smith & Nephew Group plc undertook to make a public exchange and takeover offer for all shares of InCentive Capital AG, and according to which the respective shareholders of InCentive Capital AG committed to irrevocably tender their InCentive Capital AG shares. The main shareholders of InCentive Capital AG had already tendered their shares to Smith & Nephew Group plc when, on May 20, 2003, the pre-announcement of the Zimmer Offer occurred. The Swiss Takeover Board has, in the meantime, rejected the permissibility of irrevocable tenders. As a result, Smith & Nephew Group plc as well as Incentive Capital AG have each launched appeals on the matter to the Swiss Federal Banking Commission.

The Combination Agreement with Smith & Nephew stipulates that all outstanding options on Centerpulse shares, which are part of Centerpulse’s employee stock option plan, are to be exchanged for options on shares in Smith & Nephew Group plc. All members of senior management as well as three members of the Board (Dr. Max Link, Larry L. Mathis and Prof. Dr. Steffen Gay) hold options that would be exchanged for share options of Smith & Nephew Group plc upon consummation of the offer. Furthermore, the Combination Agreement contains the general obligation of Smith & Nephew Group plc to make a reasonable effort to offer senior management of Centerpulse appropriate positions. As of today, there are no such agreements with Zimmer. The Combination Agreement with Smith & Nephew contains a clause, according to which Centerpulse must pay Smith & Nephew the sum of CHF 20 million in the event that the combination does not occur with Smith & Nephew Group plc, but with a competing bidder, such as Zimmer.

Apart from the aforementioned agreements the Board does not have any knowledge of contractual agreements or other links with Smith & Nephew or Zimmer that may constitute a conflict of interest of certain of its members or members of senior management.

The employment contracts of the following members of senior management contain provisions that provide for severance payments (plus corresponding social security payments) in the event that the employment relationship is terminated within 12 months following a change of control by Centerpulse or the employee, however, in the latter case only if the position of the employee has substantially deteriorated: Mike McCormick (USD 1’260’000), David Floyd (USD 1’530’000), Richard Fritschi (CHF 1’650’375), Steven Hanson (USD 1’354’500), Urs Kamber (CHF 1’850’370), Matthias Mölleney (CHF 1’525’140), Hans-Rudolf Schürch (CHF 917’955), Christian Stambach (CHF 1’332’000), Beatrice Tschanz (CHF 1’526’250) and Dr. Thomas Zehnder (CHF 1’600’800). Dr. Max Link is entitled to terminate his employment contract as CEO in the event of a change of control. His severance payment is CHF 4’950’000, plus respective social security payments. The Board has granted the members of senior management, including Dr. Max Link, bonus payments for their work during the first half of 2003. The amount of such payments is equal to half of the bonus payments made the preceding year (excluding extraordinary bonuses).

With the exception of the aforementioned items the Board has no knowledge of possible financial effects of the offers of Smith & Nephew or Zimmer on members of the Board or senior management that may constitute a conflict of interest for members of the Board or senior management.

While René Braginsky has abstained from the discussions and votes in connection with the assessment of the present offers and with regard to this report due to his aforementioned conflict of interest, Dr. Max Link has, based on a decision of the Board, led the negotiations to date and participated in the discussion and voting with regard to this recommendation. No additional measures following the recommendation of the Board dated April 16, 2003 were deemed necessary, as Dr. Max Link fully supports the Board’s decision to recommend the offer with the higher value at a later stage. Furthermore, the Board is considering commissioning an additional fairness opinion in due course.

4                                          Intentions of Shareholders holding more than 5% of Voting Rights

InCentive Capital AG, directly or indirectly through its 100%-owned subsidiary InCentive Jersey Ltd, holds 18.9% of the Centerpulse shares (as disclosed up to 7 July 2003). InCentive Capital AG entered into the aforementioned agreement regarding the public takeover offer to all shareholders of InCentive Capital AG with Smith & Nephew plc and Smith & Nephew Group plc; as mentioned, the legal fate of the irrevocability of the tender obligation remains undecided.

The Board is not aware of any further shareholders holding more than 5% of the voting rights of Centerpulse.

Dr. Max Link

Chairman of the Board of Directors

Centerpulse AG

Zurich, 8 July 2003

Centerpulse has filed separate statements on Schedule 14D-9 with the US Securities and Exchange commission with respect to the offers for Centerpulse shares by Smith & Nephew Group plc and by Zimmer Holdings, Inc.  Centerpulse shareholders in the United States and holders of Centerpulse American Depositary Shares are urged to read these Statements and any further amendments thereto filed with the SEC by Centerpulse, because they contain important information about the offers. You may obtain free copies of these documents from the SEC’s website at www.sec.gov.